Exhibit 99.1
Independent Auditors’ Report
The Board of Directors
Martin Midstream GP LLC:
          We have audited the accompanying consolidated balance sheets of Martin Midstream GP LLC as of December 31, 2008 and 2007. These balance sheets are the responsibility of the Company’s management. Our responsibility is to express an opinion on these balance sheets based on our audit.
          We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
          In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the financial position of Martin Midstream GP LLC at December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Shreveport, Louisiana
March 4, 2009

MARTIN MIDSTREAM GP LLC
CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(Dollars in thousands)
Assets

Cash	$7,983	$4,113
Accounts and other receivables, less allowance for doubtful accounts of $1,781 and $394	68,117	88,039
Product exchange receivables	6,924	10,912
Inventories	42,461	51,798
Due from affiliates	555	2,325
Fair value of derivatives	3,623	235
Other current assets	1,079	584

Total current assets	130,742	158,006

Property, plant and equipment, at cost	537,381	441,117
Accumulated depreciation	(125,256)	(98,080)

Property, plant and equipment, net	412,125	343,037

Goodwill	37,405	37,405
Investment in unconsolidated entities	79,843	75,690
Fair value of derivatives	1,469	—
Other assets, net	7,332	9,439

	$668,916	$623,577

Liabilities and Members’ Equity

Current installments of long-term debt	$—	$21
Trade and other accounts payable	87,382	104,598
Product exchange payables	10,924	24,554
Due to affiliates	12,522	9,323
Income taxes payable	1,236	974
Fair value of derivatives	6,479	4,502
Other accrued liabilities	6,089	4,762

Total current liabilities	124,632	148,734

Long-term debt	295,000	225,000
Deferred income taxes	9,172	9,244
Fair value of derivatives	4,302	5,576
Other long-term obligations	1,667	1,767

Total liabilities	434,773	390,321

Minority interests	230,712	231,737
Members’ equity	3,431	1,519

	234,143	233,526

Commitments and contingencies	$668,916	$623,577

See accompanying notes to the consolidated balance sheets.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
(1) ORGANIZATION AND DESCRIPTION OF BUSINESS
          Martin Midstream GP LLC (the “General Partner”) is a single member Delaware limited liability company formed on September 21, 2002 to become the general partner of Martin Midstream Partners L.P. (the “Company”). The General Partner owns a 2% general partner interest and incentive distribution rights in the Company. The General Partner is a wholly owned subsidiary of Martin Resource Management Corporation (“MRMC”).
          In September 2005 the FASB ratified EITF Issue 04-5, a framework for addressing when a limited company should be consolidated by its general partner. The framework presumes that a sole general partner in a limited company controls the limited company, and therefore should consolidate the limited company. The presumption of control can be overcome if the limited partners have (a) the substantive ability to remove the sole general partner or otherwise dissolve the limited company or (b) substantive participating rights. The EITF reached a conclusion on the circumstances in which either kick-out rights or participating rights would be considered substantive and preclude consolidation by the general partner. Based on the guidance in the EITF, the General Partner concluded that the Company should be consolidated. As such, the accompanying balance sheets have been consolidated to include the General Partner and the Company.
          The Company is a publicly traded limited partnership which provides terminalling and storage services for petroleum products and by-products, natural gas services, marine transportation services for petroleum products and by-products, sulfur and sulfur-based product processing, manufacturing and distribution.
          The petroleum products and by-products the Company collects, transports, stores and distributes are produced primarily by major and independent oil and gas companies who often turn to third parties, such as the Company, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, the Company’s primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of these products. The Company operates primarily in the Gulf Coast region of the United States, which is a major hub for petroleum refining, natural gas gathering and processing and support services for the exploration and production industry.
          The Company owns Prism Gas Systems I, L.P. (“Prism Gas”) which is engaged in the gathering, processing and marketing of natural gas and natural gas liquids, predominantly in Texas and northwest Louisiana. Through the acquisition of Prism Gas, the Company also acquired 50% ownership interest in Waskom Gas Processing Company (“Waskom”), Matagorda Offshore Gathering System (“Matagorda”), Panther Interstate Pipeline Energy LLC (“PIPE”), and Bosque County Pipeline (“BCP”) each accounted for under the equity method of accounting.
(2) SIGNIFICANT ACCOUNTING POLICIES
          (a) Principles of Presentation and Consolidation
          The consolidated balance sheets include the financial position of the General Partner and the Company and its wholly-owned subsidiaries and its equity method investees. All significant intercompany balances and transactions have been eliminated in consolidation. As the General Partner only has a 2% interest in the Company, the remaining 98% not owned is shown as minority interests in the consolidated balance sheets. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No 46(R) Consolidation of Variable Interest Entities (“FIN 46R”) and to assess whether they are the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated balance sheet in accordance with FIN 46(R). No such variable interest entities exist as of December 31, 2008 and December 31, 2007.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          (b) Product Exchanges
          Product exchange balances due to other companies under negotiated agreements are recorded at quoted market product prices while balances due from other companies are recorded at the lower of cost (determined using the first-in, first-out method) or market.
          (c) Inventories
          Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out (FIFO) method for all inventories.
          (d) Revenue Recognition
          Revenue for the Company’s four operating segments is recognized as follows:
          Terminalling and storage – Revenue is recognized for storage contracts based on the contracted monthly tank fixed fee. For throughput contracts, revenue is recognized based on the volume moved through the Company’s terminals at the contracted rate. When lubricants and drilling fluids are sold by truck, revenue is recognized upon delivering product to the customers as title to the product transfers when the customer physically receives the product.
          Natural gas services – Natural gas gathering and processing revenues are recognized when title passes or service is performed. NGL distribution revenue is recognized when product is delivered by truck to our NGL customers, which occurs when the customer physically receives the product. When product is sold in storage, or by pipeline, the Company recognizes NGL distribution revenue when the customer receives the product from either the storage facility or pipeline.
          Marine transportation – Revenue is recognized for contracted trips upon completion of the particular trip. For time charters, revenue is recognized based on a per day rate.
          Sulfur services – Revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership based on specific contract terms at either the shipping or delivery point.
          (e) Equity Method Investments
          The Company uses the equity method of accounting for investments in unconsolidated entities where the ability to exercise significant influence over such entities exists. Investments in unconsolidated entities consist of capital contributions and advances plus the Company’s share of accumulated earnings less capital withdrawals and distributions. Any excess of cost over the underlying equity in net assets is recognized as goodwill. Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, this goodwill is not subject to amortization and is accounted for as a component of the investment. Equity method investments are subject to impairment under the provisions of Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.
          (f) Property, Plant, and Equipment
          Owned property, plant, and equipment is stated at cost, less accumulated depreciation. Owned buildings and equipment are depreciated using straight-line method over the estimated lives of the respective assets.
          Routine maintenance and repairs are charged to operating expense while costs of betterments and renewals are capitalized. When an asset is retired or sold, its cost and related accumulated depreciation are removed from the accounts and the difference between net book value of the asset and proceeds from disposition is recognized as gain or loss.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          (g) Goodwill and Other Intangible Assets
          Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Intangible assets with estimated useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with. Other intangible assets primarily consist of covenants not-to-compete and contracts obtained through business combinations and are being amortized over the life of the respective agreements.
          Goodwill is subject to a fair-value based impairment test on an annual basis, or more often if events or circumstances indicate there may be impairment. The Company is required to identify their reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support value of the goodwill.
          The Company performed the annual impairment tests as of September 30, 2008, September 30, 2007 and September 30, 2006, respectively. In performing such tests, it was determined that there were four “reporting units” which contained goodwill. These reporting units were in each of the four reporting segments: terminalling, natural gas services, marine transportation, and sulfur services. The estimated fair value of the reporting units with goodwill were developed using the guideline public company method, the guideline transaction method, and the DCF method using observable market data where available. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company would be required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. At September 30, 2008, 2007 and 2006 the estimated fair value of each of the four reporting units was in excess of its carrying value resulting in no impairment.
          As a result of the deterioration in the overall stock market subsequent to September 30, 2008 and the decline in the unit price, the Company reviewed specific factors, as outlined in SFAS No. 142, to determine if the Company had a trigging event that required it to test the goodwill for impairment as of December 31, 2008. These factors included whether there have been any significant fundamental changes since the annual impairment test to (i) the Company as a whole or to the reporting units, including regulatory changes, (ii) the level of operating cash flows, (iii) the expectation of future levels of operating cash flows, (iv) the executive management team, and (v) the carrying value of the other long-lived assets. While these factors did not indicate a triggering event occurred, the Company’s unit price fell to a point by December 31, 2008 that resulted in the total market capitalization being less than the partner’s equity. The Company determined this to be a triggering event requiring the Company to perform an impairment test as of December 31, 2008. As a result of the goodwill impairment test for each of the four reporting units as of December 31, 2008, no impairment was determined to exist.
          (h) Debt Issuance Costs
          In connection with the Company’s multi-bank credit facility, on November 10, 2005, it incurred debt issuance costs of $3,258. In connection with the amendment and expansion of the Partnership’s multi-bank credit facility on June 30, 2006, it incurred debt issuance costs of $372. In connection with the amendment and expansion of the Company’s multi-bank credit facility on December 28, 2007, it incurred debt issuance costs of $252. These debt issuance costs, along with the remaining unamortized deferred issuance costs relating to the line of credit facility as of November 10, 2005 which remain deferred, are amortized over the remainder of the 60 month term of the original debt arrangement.
          Accumulated amortization of debt issuance cost amounted to $5,445 and $4,324 at December 31, 2008 and 2007, respectively. The unamortized balance of debt issuance costs, classified as other assets amounted to $2,086 and $3,188 at December 31, 2008 and 2007, respectively.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          (i) Impairment of Long-Lived Assets
          In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company has not identified any triggering events in 2008, 2007 or 2006 that would require an assessment for impairment of long-lived assets.
          (j) Asset Retirement Obligation
          Under SFAS No. 143, Accounting for Asset Retirement Obligations (“Statement No. 143) and Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), an interpretation of SFAS 143, which provide accounting requirements for costs associated with legal obligations to retire tangible, long-lived assets, the Company records an Asset Retirement Obligation (“ARO”) at fair value in the period in which it is incurred by increasing the carrying amount of the related long-lived asset. In each subsequent period, the liability is accreted over time towards the ultimate obligation amount and the capitalized costs are depreciated over the useful life of the related asset. The Company’s fixed assets include land, buildings, transportation equipment, storage equipment, marine vessels and operating equipment.
          The transportation equipment includes pipelines system. The Company transports NGLs through the pipeline system and gathering system. The Company also gathers natural gas from wells owned by producers and delivers natural gas and NGLs on the Company’s pipeline systems, primarily in Texas and Louisiana to the fractionation facility of the Company’s 50% owned joint venture. The Company is obligated by contractual or regulatory requirements to remove certain facilities or perform other remediation upon retirement of the Company’s assets. However, the Company is not able to reasonably determine the fair value of the asset retirement obligations for the Company’s trunk and gathering pipelines and the Company’s surface facilities, since future dismantlement and removal dates are indeterminate. In order to determine a removal date of the Company’s gathering lines and related surface assets, reserve information regarding the production life of the specific field is required. As a transporter and gatherer of natural gas, the Company is not a producer of the field reserves, and the Company therefore does not have access to adequate forecasts that predict the timing of expected production for existing reserves on those fields in which the Company gathers natural gas. In the absence of such information, the Company is not able to make a reasonable estimate of when future dismantlement and removal dates of the Company’s gathering assets will occur. With regard to the Company’s trunk pipelines and their related surface assets, it is impossible to predict when demand for transportation of the related products will cease. The Company’s right-of-way agreements allow us to maintain the right-of-way rather than remove the pipe. In addition, the Company can evaluate the Company’s trunk pipelines for alternative uses, which can be and have been found. The Company will record such asset retirement obligations in the period in which more information becomes available for us to reasonably estimate the settlement dates of the retirement obligations.
          (k) Derivative Instruments and Hedging Activities
          In accordance with Statement of Financial Accounting Standards No. 133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, all derivatives and hedging instruments are included on the balance sheet as an asset or liability measured at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          Derivative instruments not designated as hedges are being marked to market with all market value adjustments being recorded in the consolidated statements of operations. As of December 31, 2008, the Company has designated a portion of its derivative instruments as qualifying cash flow hedges. Fair value changes for these hedges have been recorded in accumulated other comprehensive income as a component of equity.
          (l) Allowance for Doubtful Accounts
          Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.
          (m) Unit Grants
          The Company issued 1,000 restricted common units to each of its three independent, non-employee directors under its long-term incentive plan from treasury shares purchased in the open market for $93 in May 2008. These units vest in 25% increments beginning in January 2009 and will be fully vested in January 2012.
          The Company issued 1,000 restricted common units to each of its three independent, non-employee directors under its long-term incentive plan in May 2007. These units vest in 25% increments beginning in January 2008 and will be fully vested in January 2011.
          The Company issued 1,000 restricted common units to each of its three independent, non-employee directors under its long-term incentive plan in January 2006. These units vest in 25% increments on the anniversary of the grant date each year and will be fully vested in January 2010.
          The Company accounts for these transactions under EITF Issue 96-18 “Accounting for Equity Instruments That are Issued to other than Employees For Acquiring, or in Conjunction with Selling, Goods or Services.”
          (n) Incentive Distribution Rights
          The General Partner holds a 2% general partner interest and certain incentive distribution rights in the Company.  Incentive distribution rights represent the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution, any cumulative arrearages on common units, and certain target distribution levels have been achieved.  The Company is required to distribute all of its available cash from operating surplus, as defined in the Company agreement.  The target distribution levels entitle the General Partner to receive 15% of quarterly cash distributions in excess of $0.55 per unit until all unit holders have received $0.625 per unit, 25% of quarterly cash distributions in excess of $0.625 per unit until all unit holders have received $0.75 per unit, and 50% of quarterly cash distributions in excess of $0.75 per unit. For the years ended December 31, 2008 and 2007, the General Partner received incentive distributions. Such distributions have been eliminated in the accompanying consolidated balance sheet.
          (o) Use of Estimates
          Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare their consolidated balance sheets in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.
          (p) Environmental Liabilities
          The Company’s policy is to accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
          (q) Income Taxes
          The General Partner is a disregarded entity for federal income tax purposes. Its activity is included in the consolidated federal income tax return of MRMC; however, for financial reporting purposes, current federal income taxes are computed and recorded as if the General Partner filed a separate federal income tax return. The Company’s subsidiary, Woodlawn Pipeline Co., Inc. (“Woodlawn”), is subject to income taxes. In connection with the Woodlawn acquisition, a deferred tax liability of $8,964 was established associated with book and tax basis differences of the acquired assets and liabilities. The basis differences are primarily related to property, plant and equipment.
          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax liabilities relating primarily to book and tax basis differences of the acquired assets of Woodlawn, and the timing of recognizing Company earnings and insurance expense totaled $9,184 and $9,254 ($12 and $10 of which is included in other accrued liabilities) at December 31, 2008 and December 31, 2007, respectively.
          The operations of the Company are generally not subject to income taxes and as a result, the Company’s income is taxed directly to its owners, except for the Texas Margin Tax as described below and the taxes associated with Woodlawn as previously discussed.
          On May 18, 2006, the Texas Governor signed into law a Texas margin tax (H.B. No. 3) which restructures the state business tax by replacing the taxable capital and earned surplus components of the current franchise tax with a new “taxable margin” component.  Since the tax base on the Texas margin tax is derived from an income-based measure, the margin tax is construed as an income tax and, therefore, the provisions of SFAS 109 regarding the recognition of deferred taxes apply to the new margin tax.  In accordance with SFAS 109, the effect on deferred tax assets of a change in tax law should be included in tax expense attributable to continuing operations in the period that includes the enactment date.   Therefore, the Company has calculated its deferred tax assets and liabilities for Texas based on the new margin tax. The cumulative effect of the change and subsequent changes in deferred tax assets and liabilities are immaterial. At December 31, 2008 and 2007, the Company recorded a liability attributable to the Texas Margin tax of $805 and $538, respectively.
          In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions taken or expected to be taken. The Company adopted FIN 48 effective January 1, 2007. There was no impact to the Company’s financial statements as a result of adopting FIN 48.
     (3) NEW ACCOUNTING PRONOUNCEMENTS
          In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133” (SFAS No. 161). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities and is effective for the Company on January 1, 2009. Since SFAS No. 161 requires enhanced disclosures, without a change to existing standards relative to measurement and recognition, the Company’s adoption of SFAS No. 161 will not have any effect on our consolidated financial statements.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS No. 160). SFAS No. 160 establishes new accounting, disclosure and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for the Company on January 1, 2009. The adoption of SFAS No. 160 will not have a material impact on the Company’s consolidated financial statements. However, it could impact accounting for future transactions.
          In December 2007, the FASB issued SFAS No. 141(Revised 2007), “Business Combinations” (SFAS No. 141(R)).  SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) establishes revised principles and requirements for how entities will recognize and measure assets and liabilities acquired in a business combination, including but not limited to, generally expensing of acquisition costs as incurred and valuing noncontrolling interests (minority interests) at fair value at the acquisition date.   SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008.  The Company will adopt the provisions of SFAS No. 141(R) to business combinations completed on or after January 1, 2009.
          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 permits the Company to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). The Company would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007 but is not required to be applied. The Company adopted SFAS No. 159 on January 1, 2008 but has not elected to apply the fair value option provided under SFAS No. 159 to any eligible assets or liabilities..
          In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (SFAS No. 157), which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value, and expanding disclosures about fair value measurements.  SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, which delayed the effective date of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statement on a recurring basis, to fiscal years beginning after November 15, 2008. In February 2008, the FASB issued FSP SFAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157, and FSP SFAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.  In October 2008, the FASB also issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active.   On January 1, 2008, the Company adopted the portion of SFAS No. 157 that was not delayed, and since the Company’s existing fair value measurements are consistent with the guidance of SFAS No. 157, the partial adoption of SFAS No. 157 did not have a material impact on the Company’s consolidated financial statements. The adoption of the deferred portion of SFAS No. 157 on January 1, 2009 is not expected to have a material impact on the Company’s consolidated financial statements. See Note 4 for expanded disclosures about fair value measurements.
     (4) FAIR VALUE MEASUREMENTS
          During the first quarter of 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements (FAS 157). FAS 157 established a framework for measuring fair value and expanded disclosures about fair value measurements. The adoption of FAS 157 had no impact on the Company’s financial position or results of operations.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          FAS 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that each asset and liability carried at fair value be classified into one of the following categories:
          Level 1: Quoted market prices in active markets for identical assets or liabilities.
          Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
          Level 3: Unobservable inputs that are not corroborated by market data.
          The Company’s derivative instruments which consist of commodity and interest rate swaps are required to be measured at fair value on a recurring basis. The fair value of the Company’s derivative instruments is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Refer to Notes 12 and 13 for further information on the Company’s derivative instruments and hedging activities.
          As prescribed by the FAS 157 levels listed above, the Company considers the Company’s derivative assets and liabilities as Level 2. The net fair value of the Company’s assets and liabilities measured on a recurring basis was a liability of $5,688 and $9,843 at December 31, 2008 and 2007, respectively.
          (5) ACQUISITIONS
               (a) Stanolind Terminal Assets.
          In January 2008, the Company acquired 7.8 acres of land, a deep water dock and two sulfuric acid tanks at its Stanolind terminal in Beaumont, Texas from Martin Resource Management Corporation (“Martin Resource Management”) for $5,983 which was allocated to property, plant and equipment. The Company entered into a lease agreement with Martin Resource Management for use of the sulfuric acid tanks. In connection with the acquisition, the Company borrowed approximately $6,000 under its credit facility.
               (b) Asphalt Terminal.
          In October 2007, the Partnership acquired the asphalt assets of Monarch Oil, Inc (“Monarch Oil”) for $3,927 which was allocated to property, plant and equipment. The results of Monarch Oil’s operations have been included in the consolidated financial statements beginning October 2, 2007. The assets are located in Omaha, Nebraska. The Partnership entered into an agreement with Martin Resource Management, whereby Martin Resource Management will operate the facilities through a terminalling service agreement based upon throughput rates and will bear all additional expenses to operate the facility. In connection with the Partnership’s Monarch Oil acquisition on October 2, 2007, the Partnership borrowed approximately $3,900 under its revolving credit facility.
               (c) Lubricants Terminal
          In June 2007, the Partnership acquired all of the operating assets of Mega Lubricants Inc. (“Mega Lubricants”) located in Channelview, Texas. The results of Mega Lubricant’s operations have been included in the consolidated financial statements beginning June 13, 2007. The fair market value of the assets acquired was appraised at $93,938. The excess of the fair value over the carrying value of the assets was allocated to all identifiable assets. After recording all identifiable assets at their fair values, the remaining $1,020 was recorded as goodwill. The goodwill was a result of Mega Lubricant’s strategically located assets combined with the Partnership’s access to capital and existing infrastructure. This will enhance the Partnership’s ability to offer additional lubricant blending and truck loading and unloading services to customers. In accordance with FAS 142, the goodwill will not be amortized but tested for impairment. The terminal is located on 5.6 acres of land, and consists of 38 tanks with a storage capacity of approximately 15,000 Bbls, pump and piping infrastructure for lubricant blending and truck loading and unloading operations, 34,000 square feet of warehouse space and an administrative office.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          The purchase price of $4,738, including two three-year non-competition agreements totaling $530 and goodwill of $1,020, was allocated as follows:

Current assets	$446
Property, plant and equipment, net	3,042
Goodwill	1,020
Other assets	530
Other liabilities	(300)

Total	$4,738

          In connection with the acquisition, the Partnership borrowed approximately $4,600 under its credit facility.
               (d) Woodlawn Pipeline Co., Inc.
          On May 2, 2007, the Partnership, through its subsidiary Prism Gas Systems I, L.P. (“Prism Gas”), acquired 100% of the outstanding stock of Woodlawn Pipeline Co., Inc. (“Woodlawn”). The results of Woodlawn’s operations have been included in the consolidated financial statements beginning May 2, 2007. The excess of the fair value over the carrying value of the assets was allocated to all identifiable assets. After recording all identifiable assets at their fair values, the remaining $8,785 was recorded as goodwill. The goodwill was a result of Woodlawn’s strategically located assets combined with the Partnership’s access to capital and existing infrastructure. This will enhance the Partnership’s ability to offer additional gathering services to customers through internal growth projects including natural gas processing, fractionation and pipeline expansions as well as new pipeline construction. In accordance with FAS 142, the goodwill will not be amortized but tested for impairment.
          Woodlawn is a natural gas gathering and processing company which owns integrated gathering and processing assets in East Texas. Woodlawn’s system consists of approximately 135 miles of natural gas gathering pipe, approximately 36 miles of condensate transport pipe and a 30 Mcf/day processing plant. Prism Gas also acquired a nine-mile pipeline, from a Woodlawn related party, that delivers residue gas from Woodlawn to the Texas Eastern Transmission pipeline system.
          The selling parties in this transaction were Lantern Resources, L.P., David P. Deison, and Peak Gas Gathering L.P. The final purchase price, after final adjustments for working capital, was $32,606 and was funded by borrowings under the Partnership’s credit facility.
          The purchase price of $32,606, including four two-year non-competition agreements and other intangibles reflected as other assets, was allocated as follows:

Current assets	$4,297
Property, plant and equipment, net	29,101
Goodwill	8,785
Other assets	3,339
Current liabilities	(3,889)
Deferred income taxes	(8,964)
Other long-term obligations	(63)

Total	$32,606

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          The identifiable intangible assets of $3,339 are subject to amortization over a weighted-average useful life of approximately ten years. The intangible assets include four non-competition agreements totaling $40, customer contracts associated with the gathering and processing assets of $3,002, and a transportation contract associated with the residue gas pipeline of $297.
          In connection with the acquisition, the Partnership borrowed approximately $33,000 under its credit facility.
(6) INVENTORIES
          Components of inventories at December 31, 2008 and 2007 were as follows:

	2008	2007
Natural gas liquids	$10,530	$31,283
Sulfur	6,522	7,490
Sulfur Based Products	14,879	6,626
Lubricants	8,110	5,345
Other	2,420	1,054

	$42,461	$51,798

(7) PROPERTY, PLANT AND EQUIPMENT
          At December 31, 2008 and 2007, property, plant, and equipment consisted of the following:

	Depreciable Lives	2008	2007
Land	—	$15,647	$14,515
Improvements to land and buildings	10-25 years	43,092	34,585
Transportation equipment	3-7 years	1,768	616
Storage equipment	5-20 years	45,196	38,652
Marine vessels	4-25 years	200,473	147,627
Operating equipment	3-20 years	192,434	172,282
Furniture, fixtures and other equipment	3-20 years	1,548	1,542
Construction in progress		37,223	31,298

		$537,381	$441,117

(8) GOODWILL AND OTHER INTANGIBLE ASSETS
          At December 31, 2008 and 2007, goodwill balances consisted of the following:

	2008	2007
Carrying amount of goodwill:
Terminalling and storage	$1,020	$1,020
Natural gas services	29,010	29,010
Marine transportation	2,026	2,026
Sulfur services	5,349	5,349

	$37,405	$37,405

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          At December 31, 2008 and 2007, covenants not-to-compete balances consisted of the following:

	2008	2007
Covenants not-to-compete:
Terminalling and storage	$1,928	$1,928
Natural gas services	40	640
Sulfur services	790	790

	2,758	3,358
Less accumulated amortization	1,539	1,610

	$1,219	$1,748

          Intangible assets consists of the covenants not-to-compete listed above, customer contracts associated with gathering and processing assets and a transportation contract associated with the residue gas pipeline. The covenants not-to-compete and contracts are presented in the consolidated balance sheets as other assets, net.
(9) RELATED PARTY TRANSACTIONS
          Amounts due to and due from affiliates in the consolidated balance sheets as of December 31, 2008 (unaudited) and December 31, 2007, are primarily with MRMC and its affiliates and Waskom Gas Processing Company (“Waskom”).
          The General Partner’s balances are primarily related to (1) Company cash distributions that were paid to a related party on behalf of the General Partner and (2) director fees that were paid by a related party on behalf of the General Partner. The Company contributions and distributions have been eliminated in the accompanying consolidated balance sheet.
          The Company’s balances are related to transactions involving the purchase and sale of NGL products, lube oil products, sulfur and sulfuric acid products, sulfur-based fertilizer products; land and marine transportation services; terminalling and storage services, and other purchases of products and services representing operating expenses.
(10) INVESTMENT IN UNCONSOLIDATED COMPANIES AND JOINT VENTURES
          The Company, through its Prism Gas subsidiary, owns 50% of the ownership interests in Waskom Gas Processing Company (“Waskom”), Matagorda Offshore Gathering System (“Matagorda”), Panther Interstate Pipeline Energy LLC (“PIPE”) and a 20% ownership interest in a Company which owns the lease rights to Bosque County Pipeline (“BCP”). Each of these interests is accounted for under the equity method of accounting.
          In accounting for the acquisition of the interests in Waskom, Matagorda and PIPE, the carrying amount of these investments exceeded the underlying net assets by approximately $46,176. The difference was attributable to property and equipment of $11,872 and equity method goodwill of $34,304. The excess investment relating to property and equipment is being amortized over an average life of 20 years, which approximates the useful life of the underlying assets. Such amortization amounted to $594 for both the years ended December 31, 2008 and 2007 has been recorded as a reduction of equity in earnings of unconsolidated equity method investees. The remaining unamortized excess investment relating to property and equipment was $10,091 and $10,685 at December 31, 2008 and 2007, respectively. The equity-method goodwill is not amortized in accordance with SFAS 142; however, it is analyzed for impairment annually. No impairment was recognized in 2008, 2007 or 2006.
          As a partner in Waskom, the Company receives distributions in kind of natural gas liquids (“NGLs”) that are retained according to Waskom’s contracts with certain producers. The NGLs are valued at prevailing market prices. In addition, cash distributions are received and cash contributions are made to fund operating and capital requirements of Waskom.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          Activity related to these investment accounts is as follows:

	Waskom	PIPE	Matagorda	BCP	Total
Investment in unconsolidated entities, December 31, 2006	$64,937	$1,718	$3,786	$210	$70,651

Distributions in kind	(9,337)	—	—	—	(9,337)
Return on investments	(884)	(517)	(122)	—	(1,523)
Contributions to (distributions from) unconsolidated entities for operations	6,803	—	—	107	6,910
Return of investments	(1,741)	(118)	(93)	—	(1,952)
Equity in earnings:
Equity in earnings from operations	11,009	514	151	(139)	11,535
Amortization of excess investment	(550)	(15)	(29)	—	(594)

Investment in unconsolidated entities, December 31, 2007	$70,237	$1,582	$3,693	$178	$75,690

Distributions in kind	(9,725)	—	—	—	(9,725)
Return on investments	(500)	—	—	—	(500)
Contributions to (distributions from) unconsolidated entities:
Cash contributions	1,250	129	—	80	1,459
Contributions to (distributions from) unconsolidated entities for operations	920	—	—	—	920
Return of investments	(300)	(180)	(745)	—	(1,225)
Equity in earnings:
Equity in earnings from operations	13,646	(302)	640	(166)	13,818
Amortization of excess investment	(550)	(15)	(29)	—	(594)

Investment in unconsolidated entities, December 31, 2008	$74,978	$1,214	$3,559	$92	$79,843

Select financial information for significant unconsolidated equity method investees is as follows:

		Total	Long-	Partner’s
		Assets	Term Debt	Capital	Revenues	Net Income
2008
	Waskom	$78,661	$—	$67,730	$115,031	$27,292

2007
	Waskom	$66,772	$—	$57,149	$81,797	$22,019

2006
	Waskom	$53,260	$—	$45,450	$65,600	$17,246

          As of December 31, 2008 and 2007, the Company’s interest in cash of the unconsolidated equity method investees is $1,956 and $1,018, respectively.
(11) LONG-TERM DEBT
          At December 31, 2008 and December 31, 2007, long-term debt consisted of the following:

	December 31,	December 31,
	2008	2007
**$195,000 Revolving loan facility at variable interest rate (6.04%* weighted average at December 31, 2008), due November 2010 secured by substantially all of our assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in our operating subsidiaries and equity method investees	$165,000	$95,000

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	December 31,	December 31,
	2008	2007
***$130,000 Term loan facility at variable interest rate (7.04%* at December 31, 2008), due November 2010, secured by substantially all of our assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in our operating subsidiaries	130,000	130,000

Other secured debt maturing in 2008, 7.25%	—	21

Total long-term debt	295,000	225,021
Less current installments	—	21

Long-term debt, net of current installments	$295,000	$225,000

*	Interest rate fluctuates based on the LIBOR rate plus an applicable margin set on the date of each advance. The margin above LIBOR is set every three months. Indebtedness under the credit facility bears interest at either LIBOR plus an applicable margin or the base prime rate plus an applicable margin. The applicable margin for revolving loans that are LIBOR loans ranges from 1.50% to 3.00% and the applicable margin for revolving loans that are base prime rate loans ranges from 0.50% to 2.00%. The applicable margin for term loans that are LIBOR loans ranges from 2.00% to 3.00% and the applicable margin for term loans that are base prime rate loans ranges from 1.00% to 2.00%. The applicable margin for existing LIBOR borrowings is 2.50%. Effective January 1, 2009, the applicable margin for existing LIBOR borrowings will decrease to 2.00%. As a result of our leverage ratio test as of December 31, 2008, effective April 1, 2009, the applicable margin for existing LIBOR borrowings will remain at 2.00%. The Company incurs a commitment fee on the unused portions of the credit facility.

**	Effective October 2008, the Company entered into a cash flow hedge that swaps $40,000 of floating rate to fixed rate. The fixed rate cost is 2.820% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in October 2010.

**	Effective January 2008, the Company entered into a cash flow hedge that swaps $25,000 of floating rate to fixed rate. The fixed rate cost is 3.400% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in January 2010.

**	Effective September 2007, the Company entered into a cash flow hedge that swaps $25,000 of floating rate to fixed rate. The fixed rate cost is 4.605% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in September 2010.

**	Effective November 2006, the Company entered into a cash flow hedge that swaps $40,000 of floating rate to fixed rate. The fixed rate cost is 4.82% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in December 2009.

***	The $130,000 term loan has $105,000 hedged. Effective March, 2006, the Company entered into a cash flow hedge that swaps $75,000 of floating rate to fixed rate. The fixed rate cost is 5.25% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in November, 2010. Effective November 2006, the Company entered into an additional interest rate swap that swaps $30,000 of floating rate to fixed rate. The fixed rate cost is 4.765% plus the Company’s applicable LIBOR borrowing spread. This cash flow hedge matures in March, 2010.
          On November 10, 2005, the Company entered into a new $225,000 multi-bank credit facility comprised of a $130,000 term loan facility and a $95,000 revolving credit facility, which includes a $20,000 letter of credit sub-limit. This credit facility also includes procedures for additional financial institutions to become revolving lenders, or for any existing revolving lender to increase its revolving commitment, subject to a maximum of $100,000 for all such increases in revolving commitments of new or existing revolving lenders. Effective June 30, 2006, the Company increased its revolving credit facility $25,000 resulting in a committed $120,000 revolving credit facility. Effective December 28, 2007, the Company increased its revolving credit facility $75,000 resulting in a committed $195,000 revolving credit facility. The revolving credit facility is used for ongoing working capital needs and general Company purposes, and to finance permitted investments, acquisitions and capital expenditures. Under the amended and restated credit facility, as of December 31, 2008, the Company had $165,000 outstanding under the revolving credit facility and $130,000 outstanding under the term loan facility.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
As of December 31, 2008, the Company had $29,880 available under its revolving credit facility.
          On July 14, 2005, the Company issued a $120 irrevocable letter of credit to the Texas Commission on Environmental Quality to provide financial assurance for its used oil handling program.
          The Company’s obligations under the credit facility are secured by substantially all of the Company’s assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in its operating subsidiaries and equity method investees. The Company may prepay all amounts outstanding under this facility at any time without penalty.
          In addition, the credit facility contains various covenants, which, among other things, limit the Company’s ability to: (i) incur indebtedness; (ii) grant certain liens; (iii) merge or consolidate unless it is the survivor; (iv) sell all or substantially all of its assets; (v) make certain acquisitions; (vi) make certain investments; (vii) make certain capital expenditures; (viii) make distributions other than from available cash; (ix) create obligations for some lease payments; (x) engage in transactions with affiliates; (xi) engage in other types of business; and (xii) its joint ventures to incur indebtedness or grant certain liens.
          The credit facility also contains covenants, which, among other things, require the Company to maintain specified ratios of: (i) minimum net worth (as defined in the credit facility) of $75,000 plus 50% of net proceeds from equity issuances after November 10, 2005; (ii) EBITDA (as defined in the credit facility) to interest expense of not less than 3.0 to 1.0 at the end of each fiscal quarter; (iii) total funded debt to EBITDA of not more than 4.75 to 1.00 for each fiscal quarter; and (iv) total secured funded debt to EBITDA of not more than  4.00 to 1.00 for each fiscal quarter. The Company was in compliance with the debt covenants contained in credit facility for the years ended December 31, 2008 and 2007.
          The credit facility also contains certain default provisions relating to Martin Resource Management. If Martin Resource Management no longer controls the Company’s general partner, the lenders under the Company’s credit facility may declare all amounts outstanding thereunder immediately due and payable. In addition, an event of default by Martin Resource Management under its credit facility could independently result in an event of default under the Company’s credit facility if it is deemed to have a material adverse effect on the Company. Any event of default and corresponding acceleration of outstanding balances under the Company’s credit facility could require the Company to refinance such indebtedness on unfavorable terms and would have a material adverse effect on the Company’s financial condition and results of operations as well as its ability to make distributions to unitholders.
          On November 10 of each year, commencing with November 10, 2006, the Company must prepay the term loans under the credit facility with 75% of Excess Cash Flow (as defined in the credit facility), unless its ratio of total funded debt to EBITDA is less than 3.00 to 1.00. There were no prepayments made or required under the term loan through December 31, 2008. If the Company receives greater than $15,000 from the incurrence of indebtedness other than under the credit facility, it must prepay indebtedness under the credit facility with all such proceeds in excess of $15,000. Any such prepayments are first applied to the term loans under the credit facility. The Company must prepay revolving loans under the credit facility with the net cash proceeds from any issuance of its equity. The Company must also prepay indebtedness under the credit facility with the proceeds of certain asset dispositions. Other than these mandatory prepayments, the credit facility requires interest only payments on a quarterly basis until maturity. All outstanding principal and unpaid interest must be paid by November 10, 2010. The credit facility contains customary events of default, including, without limitation, payment defaults, cross-defaults to other material indebtedness, bankruptcy-related defaults, change of control defaults and litigation-related defaults.
          Draws made under the Company’s credit facility are normally made to fund acquisitions and for working capital requirements. During the current fiscal year, draws on the Company’s credit facility have ranged from a low of $225,000 to a high of $319,100. As of December 31, 2008, the Company had $29,880 available for working capital, internal expansion and acquisition activities under the Company’s credit facility.
          In connection with the Company’s Stanolind asset acquisition on January 22, 2008, the Company borrowed approximately $6,000 under its revolving credit facility.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
          In connection with the Company’s Monarch acquisition on October 2, 2007, the Company borrowed approximately $3,900 under its revolving credit facility.
          In connection with the Company’s Mega Lubricants acquisition on June 13, 2007, the Company borrowed approximately $4,600 under its revolving credit facility.
          In connection with the Company’s Woodlawn acquisition on May 2, 2007, the Company borrowed approximately $33,000 under its revolving credit facility.
(12) INTEREST RATE CASH FLOW HEDGES
          The Company has entered into several cash flow hedge agreements with an aggregate notional amount of $235,000 to hedge its exposure to increases in the benchmark interest rate underlying its variable rate revolving and term loan credit facilities. The Company designated these swap agreements as cash flow hedges. Under these swap agreements, the Company pays a fixed rate of interest and receives a floating rate based on a three-month U.S. Dollar LIBOR rate. Because these swaps are designated as a cash flow hedge, the changes in fair value, to the extent the swap is effective, are recognized in other comprehensive income until the hedged interest costs are recognized in earnings. At the inception of these hedges, these swaps were identical to the hypothetical swap as of the trade date, and will continue to be identical as long as the accrual periods and rate resetting dates for the debt and these swaps remain equal. This condition results in a 100% effective swap for the following hedges:

Date of Hedge	Notional Amount	Fixed Rate	Maturity Date
October 2008	$40,000	2.820%	October 2010
January 2008	$25,000	3.400%	January 2010
September 2007	$25,000	4.605%	September 2010
November 2006	$40,000	4.820%	December 2009
March 2006	$75,000	5.250%	November 2010
          In December 2006, the Company entered into an interest rate swap that swaps $30,000 of floating rate to fixed rate. The fixed rate cost is 4.765% plus the Company’s applicable LIBOR borrowing spread. This interest rate swap matures in March 2010. The underlying debt related to this swap was paid prior to December 31, 2006, therefore, hedge accounting was not utilized. The swap has been recorded at fair value at December 31, 2008 with an offset to current operations.
          During the year ended December 31, 2008, the Company recognized increases in interest expense of $3,416 related to the difference between the fixed rate and the floating rate of interest on the interest rate swaps. The total fair value of the interest rate swaps agreement was a liability of $10,780 and $4,677 at December 31, 2008 and 2007.
          The fair value of derivative liabilities is as follows:

	December 31,	December 31,
	2008	2007
Fair value of derivative liabilities — current	$(6,478)	$(1,241)
Fair value of derivative liabilities — long term	(4,302)	(3,436)

Net fair value of derivatives	$(10,780)	$(4,677)

(13) COMMODITY CASH FLOW HEDGES
          The Company is exposed to market risks associated with commodity prices, counterparty credit and interest rates. The Company has established a hedging policy and monitors and manages the commodity market risk associated with its commodity risk exposure. In addition, the Company is focusing on utilizing counterparties for these transactions whose financial condition is appropriate for the credit risk involved in each specific transaction.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
           The Company uses derivatives to manage the risk of commodity price fluctuations. Additionally, the Company manages interest rate exposure by targeting a ratio of fixed and floating interest rates it deems prudent and using hedges to attain that ratio.
          In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), all derivatives and hedging instruments are included on the balance sheet as an asset or a liability measured at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in accumulated other comprehensive income until such time as the hedged item is recognized in earnings. The Company has adopted a hedging policy that allows it to use hedge accounting for financial transactions that are designated as hedges.
          Derivative instruments not designated as hedges are being marked to market with all market value adjustments being recorded in the consolidated statements of operations. As of December 31, 2008, the Company has designated a portion of its derivative instruments as qualifying cash flow hedges. Fair value changes for these hedges have been recorded in other comprehensive income as a component of equity.
          The fair value of derivative assets and liabilities are as follows:

	December 31,
	2008	2007
Fair value of derivative assets — current	$3,623	$235
Fair value of derivative assets — long term	1,469	—
Fair value of derivative liabilities — current	—	(3,261)
Fair value of derivative liabilities — long term	—	(2,140)

Net fair value of derivatives	$5,092	$(5,166)

          Set forth below is the summarized notional amount and terms of all instruments held for price risk management purposes at December 31, 2008 (all gas quantities are expressed in British Thermal Units, crude oil and natural gas liquids are expressed in barrels). As of December 31, 2008, the remaining term of the contracts extend no later than December 2010, with no single contract longer than one year. The Company’s counterparties to the derivative contracts include Shell Energy North America (US) L.P., Morgan Stanley Capital Group Inc. and Wachovia Bank. For the period ended December 31, 2008, changes in the fair value of the Company’s derivative contracts were recorded in both earnings and in accumulated other comprehensive income as a component of equity since the Company has designated a portion of its derivative instruments as hedges as of December 31, 2008.

December 31, 2008
	Total
	Volume		Remaining Terms
Transaction Type	Per Month	Pricing Terms	of Contracts	Fair Value
Mark to Market Derivatives::

Crude Oil Swap	3,000 BBL	Fixed price of $69.08 settled against WTI	January 2009 to
		NYMEX average monthly closings	December 2009	565

Crude Oil Swap	3,000 BBL	Fixed price of $70.90 settled against WTI	January 2009 to
		NYMEX average monthly closings	December 2009	628

Crude Oil Swap	3,000 BBL	Fixed price of $72.25 settled against WTI	January 2010 to
		NYMEX average monthly closings	December 2010	300

Crude Oil Swap	1,000 BBL	Fixed price of $104.80 settled against	January 2010 to
		WTI NYMEX average monthly closings	December 2010	453

Total swaps not designated as cash flow hedges				$1,946

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

December 31, 2008
	Total
	Volume		Remaining Terms
Transaction Type	Per Month	Pricing Terms	of Contracts	Fair Value
Cash Flow Hedges:

Natural Gas swap	30,000 MMBTU	Fixed price of of $9.025 settled against	January 2009 to
		Inside Ferc Columbia Gulf daily average	December 2009	1,033

Crude Oil Swap	1,000 BBL	Fixed price of $70.45 settled against WTI	January 2009 to
		NYMEX average monthly closings	December 2009	204

Natural Gasoline Swap	2,000 BBL	Fixed price of $86.42 settled against Mt.	January 2009 to
		Belvieu Non-TET natural gasoline	December 2009	1,193
		average monthly postings

Crude Oil Swap	2,000 BBL	Fixed price of $69.15 settled against WTI	January 2010 to
		NYMEX average monthly closings	December 2010	132

Natural Gasoline Swap	1,000 BBL	Fixed price of $94.14 settled against Mt.	January 2010 to
		Belvieu Non-TET natural gasoline	December 2010	584
		average monthly postings

Total swaps designated as cash flow hedges				$3,146

Total net fair value of derivatives				$5,092

          On all transactions where the Company is exposed to counterparty risk, the Company analyzes the counterparty’s financial condition prior to entering into an agreement, and has established a maximum credit limit threshold pursuant to its hedging policy, and monitors the appropriateness of these limits on an ongoing basis. The Company has incurred no losses associated with the counterparty non-performance on derivative contracts.
          The Company is exposed to the impact of market fluctuations in the prices of natural gas, natural gas liquids (“NGLs”) and condensate as a result of gathering, processing and sales activities. The Company’s gathering and processing revenues are earned under various contractual arrangements with gas producers. Gathering revenues are generated through a combination of fixed-fee and index-related arrangements. Processing revenues are generated primarily through contracts which provide for processing on percent-of-liquids (POL) and percent-of-proceeds (POP) basis. The Company has entered into hedging transactions through 2010 to protect a portion of its commodity exposure from these contracts. These hedging arrangements are in the form of swaps for crude oil, natural gas, and natural gasoline.
          As a result of declining commodity prices, the Company determined that continued reporting of losses in accumulated other comprehensive income (AOCI) for certain commodity hedges would lead to recognizing a net loss on the combination of the hedging instrument and the hedge transaction in future periods. Accordingly, the calculated loss of $2,608 was immediately reclassified into 2008 earnings. The remaining deferred gains of $1,534 and deferred losses of $116 pertaining to the above commodity hedges will remain in AOCI and are expected to be reclassified into earnings in the same period that the forecasted hedge transaction is reported in earnings.
          Based on estimated volumes, as of December 31, 2008, the Company had hedged approximately 47% and 21% of its commodity risk by volume for 2009, and 2010, respectively. The Company anticipates entering into additional commodity derivatives on an ongoing basis to manage its risks associated with these market fluctuations, and will consider using various commodity derivatives, including forward contracts, swaps, collars, futures and options, although there is no assurance that the Company will be able to do so or that the terms thereof will be similar to the Company’s existing hedging arrangements.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
Hedging Arrangements in Place
As of December 31, 2008

Year	Commodity Hedged	Volume	Type of Derivative	Basis Reference
2009	Natural Gas	30,000 MMBTU/Month	Natural Gas Swap ($9.025)	Columbia Gulf
2009	Condensate & Natural Gasoline	3,000 BBL/Month	Crude Oil Swap ($69.08)	NYMEX
2009	Natural Gasoline	3,000 BBL/Month	Crude Oil Swap ($70.90)	NYMEX
2009	Condensate	1,000 BBL/Month	Crude Oil Swap ($70.45)	NYMEX
2009	Natural Gasoline	2,000 BBL/Month	Natural Gasoline Swap ($86.42)	Mt. Belvieu (Non-TET)
2010	Condensate	2,000 BBL/Month	Crude Oil Swap ($69.15)	NYMEX
2010	Natural Gasoline	3,000 BBL/Month	Crude Oil Swap ($72.25)	NYMEX
2010	Condensate	1,000 BBL/Month	Crude Oil Swap ($104.80)	NYMEX
2010	Natural Gasoline	1,000 BBL/Month	Natural Gasoline Swap ($94.14)	Mt. Belvieu (Non-TET)
          The Company’s principal customers with respect to Prism Gas’ natural gas gathering and processing are large, natural gas marketing services, oil and gas producers and industrial end-users. In addition, substantially all of the Company’s natural gas and NGL sales are made at market-based prices. The Company’s standard gas and NGL sales contracts contain adequate assurance provisions which allows for the suspension of deliveries, cancellation of agreements or discontinuance of deliveries to the buyer unless the buyer provides security for payment in a form satisfactory to the Company.
(14) PUBLIC EQUITY OFFERING
          In May 2007, the Company completed a public offering of 1,380,000 common units at a price of $42.25 per common unit, before the payment of underwriters’ discounts, commissions and offering expenses (per unit value is in dollars, not thousands). Following this offering, the common units represented a 64.3% limited partnership interest in the Company. Total proceeds from the sale of the 1,380,000 common units, net of underwriters’ discounts, commissions and offering expenses were $55,933. The General Partner contributed $1,190 in cash to the Company in conjunction with the issuance in order to maintain its 2% general partner interest in the Company. The net proceeds were used to pay down revolving debt under the Company’s credit facility and to provide working capital.
          A summary of the proceeds received from these transactions and the use of the proceeds received therefrom is as follows (all amounts are in thousands):

Proceeds received:
Sale of common units	$58,305
General partner contribution	1,190

Total proceeds received	$59,495

Use of Proceeds:
Underwriter’s fees	$2,107
Professional fees and other costs	265
Repayment of debt under revolving credit facility	55,850
Working capital	1,273

Total use of proceeds	$59,495

(15) HURRICANE DAMAGE
           During the third quarter of 2008, several of the Company’s facilities in the Gulf of Mexico were in the path of two major hurricanes, Hurricane Gustav and Hurricane Ike. Physical damage to the Company’s assets caused by the hurricanes, as well as the related removal and recovery costs, are covered by insurance subject to a deductible. Losses incurred as a result of a single hurricane (an “occurrence”) are limited to a maximum aggregate deductible of $250 for flood damage and $1,000 minimum plus 2% of total insured value at each location for wind damage. The Company’s total flood coverage is $15,000 and total wind coverage is $100,000.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
           The most significant damage to the Company’s assets was sustained at the Neches location. Property damage also occurred at the Company’s Galveston, Sabine Pass, Intracoastal City, Cameron East, Cameron West, Freeport, Venice, Port Fourchon, Stanolind, Mont Belvieu, and Spindletop locations. Based on an analysis of the damage as performed by the Company has estimated its non-cash charge as $1,269 for all locations which is equal to the net-book value of the damaged assets. A receivable of $4,351 has been recorded for the expected insurance recovery equal to the impairment charge and for all expenditures related to water damage less the fore mentioned deductible. This receivable was reduced by insurance proceeds received of $1,375. These insurance proceeds may exceed net book value of the Company’s assets determined to be impaired, which will result in the recognition of a gain equal to the amount of the excess.
           The Company recognized hurricane costs of $1,461 for the year ended December 31, 2008, which approximates the Company’s hurricane deductibles under its applicable insurance policies, incurred as a result of Hurricanes Gustav and Ike for the year ended December 31, 2008. The actual hurricane cost payments for the year ended December 31, 2008 were $949.
(16) COMMITMENTS AND CONTINGENCIES
          As a result of a routine inspection by the U.S. Coast Guard of the Company’s tug Martin Explorer at the Freeport Sulfur Dock Terminal in Tampa, Florida, the Company has been informed that an investigation has been commenced concerning a possible violation of the Act to Prevent Pollution from Ships, 33 USC 1901, et. seq., and the MARPOL Protocol 73/78. In connection with this matter, two employees or Martin Resource Management who provide services to the Company were served with grand jury subpoenas during the fourth quarter of 2007. The Company is cooperating with the investigation and, as of the date of this report, no formal charges, fines and/or penalties have been asserted against the Company.
          In addition to the foregoing, from time to time, the Company is subject to various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company.
          On May 2, 2008, the Company received a copy of a petition filed in the District Court of Gregg County, Texas by Scott D. Martin (the “Plaintiff”) against Ruben S. Martin, III (the “Defendant”) with respect to certain matters relating to Martin Resource Management, the parent company of the General Partner. The Plaintiff and the Defendant are executive officers of Martin Resource Management and the General Partner, the Defendant is a director of both Martin Resource Management and the General Partner, and the Plaintiff is a director of Martin Resource Management. The lawsuit alleges that the Defendant breached a settlement agreement with the Plaintiff concerning certain Martin Resource Management matters and that the Defendant breached fiduciary duties allegedly owed to the Plaintiff in connection with their respective ownership and other positions with Martin Resource Management. The Company is not a party to the lawsuit and the lawsuit does not assert any claims (i) against the Company, (ii) concerning the Company’s governance or operations or (iii) against the Defendant with respect to his service as an officer or director of the General Partner.
          On September 5, 2008, the Plaintiff and one of his affiliated partnerships (the “SDM Plaintiffs”), on behalf of themselves and derivatively on behalf of Martin Resource Management, filed suit in a Harris County, Texas district court against Martin Resource Management, the Defendant, Robert Bondurant, Donald R. Neumeyer and Wesley Skelton, in their capacities as directors of Martin Resource Management (the “MRMC Director Defendants”), as well as 35 other officers and employees of Martin Resource Management (the “Other MRMC Defendants”). In addition to their respective positions with Martin Resource Management, Robert Bondurant, Donald Neumeyer and Wesley Skelton are officers of the General Partner. The Company is not a party to this lawsuit, and it does not assert any claims (i) against the Company, (ii) concerning the Company’s governance or operations or (iii) against the MRMC Director Defendants or Other MRMC Defendants with respect to their service to the Company.
          The SDM Plaintiffs allege, among other things, that the MRMC Director Defendants have breached their fiduciary duties owed to Martin Resource Management and the SDM Plaintiffs, entrenched their control of Martin Resource Management and diluted the ownership position of the SDM Plaintiffs and certain other minority shareholders in Martin Resource Management, and engaged in acts of unjust enrichment, excessive compensation, waste, fraud and conspiracy with respect to Martin Resource Management.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
The SDM Plaintiffs seek, among other things, to rescind the June 2008 issuance by Martin Resource Management of shares of its common stock under its 2007 Long-Term Incentive Plan to the Other MRMC Defendants, remove the MRMC Director Defendants as officers and directors of Martin Resource Management, prohibit the Defendant, Wesley Skelton and Robert Bondurant from serving as trustees of the MRMC Employee Stock Ownership Plan, and place all of the Martin Resource Management common shares owned or controlled by the Defendant in a constructive trust that prohibits him from voting those shares.
          The lawsuits described above are in addition to (i) a separate lawsuit filed in July 2008 in a Gregg County, Texas district court by the daughters of the Defendant against the Plaintiff, both individually and in his capacity as trustee of the Ruben S. Martin, III Dynasty Trust, which suit alleges, among other things, that the Plaintiff has engaged in self-dealing in his capacity as a trustee under the trust, which holds shares of Martin Resource Management common stock, and has breached his fiduciary duties owed to the plaintiffs, and who are beneficiaries of such trust, and (ii) a separate lawsuit filed in October 2008 in the United States District Court for the Eastern District of Texas by Angela Jones Alexander against the Defendant and Karen Yost in their capacities as a former trustee and a trustee, respectively, of the R.S. Martin Jr. Children Trust No. One (f/b/o Angela Santi Jones), which holds shares of Martin Resource Management common stock, which suit alleges, among other things that the Defendant and Karen Yost breached the fiduciary duties owed to the plaintiff, who is the beneficiary of such trust, and seeks to remove Karen Yost as the trustee of such trust. With respect to the lawsuit described in (i) above, it should be noted that the Plaintiff has resigned as a trustee of the Ruben S. Martin, III Dynasty Trust.
          On September 24, 2008, Martin Resource Management removed Plaintiff as a director of the General Partner. Such action was taken as a result of the collective effect of Plaintiff’s recent activities, which the Board of Directors of Martin Resource Management determined were detrimental to both Martin Resource Management and the Company. The Plaintiff does not serve on any committees of the board of directors of the General Partner. The position on the board of directors of the General Partner vacated by the Plaintiff will be filled in accordance with the existing procedures for replacement of a departing director utilizing the Nominations Committee of the board of directors of the General Partner.